[redacted]

Securities and Exchange Commission
RECEIVED

FEB 27 2009

Office of Compliance Inspection and Examinations

SECU 09058627 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-26804 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/07 AND ENDING 11/30/08
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MS Securities Services Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of Americas
(No. and Street)

| New York, | New York | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Wong (212) 276-6304
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| Two World Financial Center | New York, | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# AFFIRMATION

We, Stephen Daffron and Joseph R. D'Auria, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MS Securities Services Inc. at and for the year ended November 30, 2008 are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the Financial Industry Regulatory Authority in our organization. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephen Daffron
Managing Director

Joseph R. D'Auria
Executive Director

Subscribed to before me this
27th day of January, 2009

Notary Public

CHRISTINE L. SZYMANSKI
Notary Public, State of New York
No. 01SZ4957901
Qualified in New York County
Commission Expired Oct. 23, 2009

**MS SECURITIES SERVICES INC.**
**(SEC I.D. No. 8-26804)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF NOVEMBER 30, 2008**
**AND**
**INDEPENDENT AUDITORS' REPORT**
**AND**
**SUPPLEMENTAL REPORT ON INTERNAL CONTROL**

********

**Filed pursuant to Rule 17a-5(e)(3)**
**under the Securities Exchange Act of 1934**
**as a PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
MS Securities Services Inc.

We have audited the accompanying statement of financial condition of MS Securities Services Inc. (the "Company") as of November 30, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MS Securities Services Inc. at November 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 and Note 7 to the financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of Financial Accounting Standards Board statement No. 109."

Deloitte & Touche LLP

January 27, 2009

**MS SECURITIES SERVICES INC.**
**STATEMENT OF FINANCIAL CONDITION**
**November 30, 2008**
**(In thousands of dollars, except share data)**

## ASSETS

| | |
|---|---|
| Cash | $ 90,635 |
| Cash deposited with clearing organization | 2,840 |
| Financial instruments owned, at fair value - | |
| Corporate and other debt | 9,455 |
| Securities borrowed | 41,040,138 |
| Securities received as collateral, at fair value | 401,597 |
| Receivables from affiliates | 1,099,970 |
| Rebates receivable and other assets | 101,021 |
| Total assets | $42,745,656 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Securities loaned | $40,895,973 |
| Obligation to return securities received as collateral, at fair value | 401,597 |
| Payables to affiliates | 913,884 |
| Rebates payable and other liabilities | 77,928 |
| Total liabilities | 42,289,382 |
| Stockholder's equity: | |
| Common stock ($1 par value, 1,000 shares authorized, issued and outstanding) | 1 |
| Paid-in capital | 245,899 |
| Retained earnings | 210,374 |
| Total stockholder's equity | 456,274 |
| Total liabilities and stockholder's equity | $42,745,656 |

See Notes to Statement of Financial Condition.

MS SECURITIES SERVICES INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
For the year ended November 30, 2008
(In thousands of dollars)

## Note 1 - Introduction and Basis of Presentation

### The Company

MS Securities Services Inc. (the "Company") is a wholly owned subsidiary of Morgan Stanley & Co. Incorporated ("MS&Co."), which is a wholly owned subsidiary of Morgan Stanley (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in the borrowing and lending of equity securities. In addition, the Company trades state and municipal government securities on a principal basis. The Company is considered a guaranteed subsidiary of MS&Co. under SEC Rule 15c3-1 (the "Net Capital Rule") and, accordingly, its excess net capital is used by MS&Co. in determining MS&Co.'s compliance with the Net Capital Rule.

### Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, tax and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

### Related Party Transactions

At November 30, 2008, the Company had securities borrowed and securities loaned with affiliates of $9,064,305 and $39,842,962, respectively. Receivables from affiliates are primarily funds loaned overnight to MS&Co. on a collateralized basis at prevailing market rates. Payables to affiliates consists primarily of amounts due to the Parent for income taxes. Payables to affiliates also include $24,145 of unpaid interest expense associated with this payable. Rebates receivable and other assets and rebates payable and other liabilities include securities borrowed rebates receivable and securities loaned rebates payable with affiliates of $64,172 and $35,804, respectively.

The Company paid dividends of $600,000 and $500,000 to MS&Co. on July 30, 2008 and October 17, 2008, respectively.

## Note 2 - Summary of Significant Accounting Policies

### Cash

Cash consists of cash held on deposit.

### Cash Deposited With Clearing Organization

Cash deposited with clearing organization represents cash deposited with the Options Clearing Corporation.

### Financial Instruments and Fair Value

Financial instruments owned, which consists of state and municipal government obligations, are carried at fair value. Securities received as collateral and obligation to return securities received as collateral are measured at fair value. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.

*Financial Instruments Measured at Fair Value*

All of the instruments within financial instruments owned are measured at fair value, either through the fair value option election (discussed below) or as required by other accounting pronouncements. These instruments primarily represent the Company's trading activities in state and municipal government obligations. In addition, securities received as collateral and obligation to return securities received as collateral are measured at fair value as required by other accounting pronouncements.

*Fair Value Option*

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159") effective December 1, 2006. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has not elected to apply the fair value option to any financial assets and liabilities at November 30, 2008.

*Fair Value Measurement – Definition and Hierarchy*

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective December 1, 2006. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 -- Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 (See Note 3).

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

*Valuation Techniques*

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for some cash and OTC contracts is derived primarily using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation creditworthiness of the counterparty, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, concentration risk and model risk. These adjustments are subject to judgment, are applied on a consistent basis and are based upon observable inputs where available. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

See Note 3 for a description of valuation techniques applied to the major categories of assets and liabilities measured at fair value.

**Income Taxes**

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

**Employee Benefits**

Employees of the Company participate in compensation and benefit plans of the Parent and its affiliates.

**Accounting Developments**

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN 48 on December 1, 2007, the Company recorded a cumulative effect adjustment of approximately $20,825 as a decrease to the opening balance of retained earnings.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension Plan and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 R" ("SFAS No. 158"). In fiscal 2007, MS&Co. adopted SFAS No. 158's requirement to recognize the overfunded or underfunded status of its defined benefit and postretirement plans as an asset or liability. In the first quarter of fiscal 2008, the Company recorded an after-tax charge to stockholder's equity upon early adoption of SFAS No. 158's other requirement to use the fiscal year-end date as the measurement date, which did not have a material impact on the Company's statement of financial condition.

On October 10, 2008 the FASB issued FSP FAS 157–3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP FAS 157–3). FSP FAS 157–3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The immediate adoption of FSP FAS 157–3 did not have a material impact on the Company's statement of financial condition.

## Note 3 – Fair Value Disclosures

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

*Financial instruments owned*

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy.

*Securities received as collateral and obligation to return securities received as collateral*

Securities received as collateral and obligation to return securities received as collateral are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, securities received as collateral and obligation to return securities received as collateral are categorized in Level 1 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of November 30, 2008:

**Assets and Liabilities Measured at Fair Value on a Recurring Basis as of November 30, 2008**

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Balance as of November 30, 2008 |
|---|---|---|---|
| **Assets** | | | |
| Financial instruments owned: | | | |
| Corporate and other debt | $ - | $ 9,455 | $ 9,455 |
| Securities received as collateral | 401,597 | - | 401,597 |
| **Liabilities** | | | |
| Obligation to return securities received as collateral | $ 401,597 | $ - | $ 401,597 |

## Note 4 – Collateralized Transactions

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions.

The Company enters into securities borrowed and securities loaned transactions to accommodate customers' needs. Under securities borrowed transactions, the Company receives collateral in the form of securities, which in many cases can be sold or repledged. The Company uses this

collateral to enter into securities lending transactions. At November 30, 2008, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $44,680,590, of which $44,658,129 had been repledged.

The Company receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and related obligation to return the collateral in the statement of financial condition. At November 30, 2008, $401,597 was reported as securities received as collateral and obligation to return securities received as collateral in the statement of financial condition, $381,784 of which had been repledged.

The Company manages credit exposure arising from securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

## Note 5 – Commitments, Guarantees and Contingencies

### Letters of Credit

The Company has the ability to issue letters of credit to satisfy various collateral requirements, however, none were outstanding at November 30, 2008.

### Legal

There are no pending legal actions, including arbitrations, class actions and other litigation, arising in connection with the Company's activities as a global diversified financial services institution. Legal reserves are established in accordance with SFAS No. 5, "Accounting for Contingences". Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. There are no legal reserves in the statement of financial condition as of November 30, 2008.

## Note 6 - Trading Activities

### Trading

The Company trades in fixed income securities, primarily state government and municipal securities. The counterparties to the Company's fixed income transactions include investment advisors, commercial banks, insurance companies, broker-dealers, investment funds and industrial companies.

**Risk Management**

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

The cornerstone of the Company's risk management philosophy is the execution of risk adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. The Company's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, accountability of the Company's businesses, constant communication, judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks at both the Company and business level. In recognition of the increasingly varied and complex nature of the global financial services business, the Company's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure includes the Firm Risk Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within and across the business.

The Firm Risk Committee, composed of the Company's most senior officers, oversees the Company's risk management structure. The Firm Risk Committee's responsibilities include oversight of the Company's risk management principles, procedures and limits, and the monitoring of material market, credit, liquidity and funding, legal, operational and franchise risks and the steps management has taken to monitor and manage such risks. The Firm Risk Committee is overseen by the Audit Committee of the Board of Directors (the "Audit Committee").

The Chief Risk Officer, a member of the Firm Risk Committee who reports to the Chief Executive Officer, oversees compliance with Company risk limits; approves certain excessions of Company risk limits; reviews material market, credit and operational risks; reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit Risk, Operational Risk, Financial Control, Treasury and Legal and Compliance Departments (collectively, the "Company Control Groups"), which are all independent of the Company's business units, assist senior management and the Firm Risk Committee in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

The following is a discussion of the Company's risk management policies and procedures for its principal risks (other than funding and liquidity risk). The discussion focuses on the Company's securities activities (primarily its institutional trading activities) and corporate lending and related activities. The Company believes that these activities generate a substantial portion of its principal risks.

**Market Risk**

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading and client facilitation activities, principally within the Institutional Securities business where the substantial majority of the Company's Value-at-Risk ("VaR") for market risk exposures is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The Control Groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. The Market Risk Department is responsible for ensuring transparency of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management. To execute these responsibilities, the Market Risk Department monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's VaR system. A variety of limits is designed to control price and market liquidity risk. Market risk is monitored through various measures: statistically (using VaR and related analytical measures); by measures of position sensitivity; and through routine stress testing and scenario analyses conducted by the Market Risk Department in collaboration with the business units. The material risks identified by these processes are summarized in reports produced by the Market Risk Department that are circulated to and discussed with senior management.

**Credit Risk**

Credit risk refers to the risk of loss arising from borrower or counterparty default when a borrower, counterparty or obligor does not meet its financial obligations. The Company incurs significant, "single name" credit risk exposure through the Institutional Securities business. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis.

The Company has structured its credit risk management framework to reflect that each of these businesses generates unique credit risks that are appropriately managed discretely. The Institutional Credit Department ("Institutional Credit") evaluates and monitors credit risk exposure for the Institutional Securities business. Institutional Credit is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management.

## Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

The Company adopted FIN 48 on December 1, 2007 and recorded a cumulative effect adjustment of $20,825 as a decrease to the opening balance of retained earnings as of December 1, 2007.

The total amount of unrecognized tax benefits was $80,606 as of November 30, 2008. Of this total, $52,394, respectively (net of federal benefit of state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. The accrual of interest related to unrecognized tax benefits is recorded on the books of the Parent.

### Income Tax Examinations

The Company is under continuous examination by the Internal Revenue Service (the "IRS") and other state tax authorities in certain states in which the Company has significant business operations, such as New York. The IRS authorities are scheduled to conclude the fieldwork portion of their examination in the second half of 2009. The Company regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years' examinations. The Company has established unrecognized tax benefits that the Company believes are adequate in relation to the potential for additional assessments. Once established, the Company adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change. The Company believes that the resolution of tax matters will not have a material effect on the statement of financial condition of the Company.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits will occur within the next twelve months. However, at this time it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the effective tax rate over the next twelve months.

The following are the major tax jurisdictions in which the Company operates and the earliest tax year subject to examination:

| Jurisdiction | Tax Year |
|---|---|
| United States | 1999 |
| New York State and City | 2002 |

**Note 8 - Regulatory Requirements**

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the SEC and the Financial Industry Regulatory Authority. Under these rules, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall not be less than 2% of aggregate debit items arising from customer transactions or $250, whichever is greater. At November 30, 2008, the Company's net capital, as defined under such rules, was $410,042, which exceeded the minimum requirement by $409,792.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

**Note 9 – Subsequent Event**

On December 16, 2008, the Board of Directors of Morgan Stanley approved a change in the firm's fiscal year end from November 30 to December 31 of each year. This change in the calendar year reporting cycle will begin January 1, 2009. As a result, the Company will include December 2008 in the results for the thirteen month period ending December 31, 2009.

******

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2009

MS Securities Services Inc.
1221 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of MS Securities Services Inc. (the "Company") as of and for the year ended November 30, 2008 (on which we issued our report dated January 27, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. *A significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP